Branch 16
811-3704
40-33

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004

MFS INVESTMENT MANAGEMENT

MFS INVESTMENT MANAGEMENT
500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

March 29, 2004

VIA FEDERAL EXPRESS

04041696

04041696

RECEIVED MAR 30 2004

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Eric Forsythe v. Massachusetts Financial Services Company, et al., Civil Action 04-10584-NG

Ladies and Gentleman:

BEST AVAILABLE COPY

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached is a copy of the following Complaint in the above referenced matter. Massachusetts Financial Services Company SEC file number is 801-17352.

1. Eric Forsythe v. Massachusetts Financial Services Company, et al., Civil Action 04-10584-NG

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
SEP 08 2004
THOMSON
FINANCIAL

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

/acc
Enclosures

#76300

MFS INVESTMENT MANAGEMENT

MFS INVESTMENT MANAGEMENT
500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

March 29, 2004

VIA FEDERAL EXPRESS

MAR 30 2004

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Eric Forsythe v. Massachusetts Financial Services Company, et al., Civil Action 04-10584-NG

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached is a copy of the following Complaint in the above referenced matter. Massachusetts Financial Services Company SEC file number is 801-17352.

1. Eric Forsythe v. Massachusetts Financial Services Company, et al., Civil Action 04-10584-NG

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosures

#76300

COPY

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

04 10584 NG

ERIC FORSYTHE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. SUN LIFE FINANCIAL INC., MASSACHUSETTS FINANCIAL SERVICES COMPANY (d/b/a "MFS INVESTMENT MANAGEMENT"), JEFFREY L. SHAMES, JOHN W. BALLEN, KEVIN J. PARKE, LAWRENCE H. COHN, WILLIAM R. GUTOW, J. ATWOOD IVES, ABBY M. O'NEILL, LAWRENCE T. PERERA, WILLIAM J. POORVU, J. DALE SHERRATT, ELAINE R. SMITH, WARD SMITH, and JOHN DOES 1-100, Defendants, MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND, MFS EMERGING GROWTH FUND, MFS GROWTH OPPORTUNITIES FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS STRATEGIC VALUE FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS GROWTH ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS	:	Civil Action No. _____ **CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** **<u>JURY TRIAL DEMANDED</u>**
[CAPTION CONTINUES ON NEXT PAGE]	x	

GOVERNMENT MORTGAGE FUND,
MFS GOVERNMENT SECURITIES FUND,
MFS HIGH INCOME FUND, MFS HIGH YIELD
OPPORTUNITIES FUND, MFS INTERMEDIATE
INVESTMENT GRADE BOND FUND, MFS
LIMITED MATURITY FUND, MFS RESEARCH
BOND FUND, MFS STRATEGIC INCOME FUND,
MFS ALABAMA MUNICIPAL BOND FUND,
MFS ARKANSAS MUNICIPAL BOND FUND, MFS
CALIFORNIA MUNICIPAL BOND FUND, MFS
FLORIDA MUNICIPAL BOND FUND, MFS
GEORGIA MUNICIPAL BOND FUND, MFS
MARYLAND MUNICIPAL BOND FUND, MFS
MASSACHUSETTS MUNICIPAL BOND FUND,
MFS MISSISSIPPI MUNICIPAL BOND FUND, MFS
MUNICIPAL BOND FUND, MFS MUNICIPAL
LIMITED MATURITY FUND, MFS NEW YORK
MUNICIPAL BOND FUND, MFS NORTH
CAROLINA MUNICIPAL BOND FUND, MFS
PENNSYLVANIA MUNICIPAL BOND FUND, MFS
SOUTH CAROLINA MUNICIPAL BOND FUND,
MFS TENNESSEE MUNICIPAL BOND FUND, MFS
VIRGINIA MUNICIPAL BOND FUND, MFS WEST
VIRGINIA MUNICIPAL BOND FUND, MFS
EMERGING MARKETS EQUITY FUND, MFS
GLOBAL EQUITY FUND, MFS GLOBAL GROWTH
FUND, MFS GLOBAL TOTAL RETURN FUND, MFS
INTERNATIONAL GROWTH FUND, MFS
INTERNATIONAL NEW DISCOVERY FUND, MFS
INTERNATIONAL VALUE FUND, MFS RESEARCH
INTERNATIONAL FUND, MFS CASH RESERVE
FUND, MFS GOVERNMENT MONEY MARKET
FUND, MFS MONEY MARKET FUND (collectively
known as "MFS FUNDS")

Nominal Defendants.

Plaintiff, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Massachusetts Financial Services family of mutual funds (i.e., the "MFS Funds," as defined in the caption above and on the list annexed hereto as Exhibit A) and derivatively on behalf of the MFS Funds, against the MFS Funds investment advisers, their corporate parents and the MFS Funds trustees.

2. This complaint alleges that Massachusetts Financial Services Company ("MFS Company") drew upon the assets of the MFS Funds to pay brokers to aggressively push MFS Funds over other funds, and that MFS Company concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, were not disclosed to investors in the MFS Funds public filings or elsewhere.

3. Thus MFS Funds investors were induced to purchase MFS Funds by brokers who received undisclosed payments from MFS Company to push MFS Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the MFS Funds, MFS Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push MFS Funds to still other brokerage clients.

4. MFS Company was motivated to make these secret payments to finance the improper marketing of MFS Funds because its fees were calculated as a percentage of the funds' average daily net asset value and, therefore, tended to increase as the number of MFS Funds investors grew. MFS Company attempted to justify this conduct on the ground that by increasing the MFS Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, MFS Funds investors received none of the benefits of these

purported economies of scale. Yet, during the Class Period (as defined herein), MFS Company continued to skim millions from the MFS Funds to finance their ongoing marketing campaign. The MFS Funds trustees, who purported to be MFS Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, MFS Company and the defendant entities that control it breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. MFS Company also violated Section 34(b) of the Investment Company Act because, to further its improper course of conduct, it made untrue statements of material fact in fund registration statements and omitted to disclose material facts concerning the procedure for determining the amount of fees payable to MFS Company and concerning the improper uses to which the fees were put. Additionally, the MFS Funds trustees breached their common law fiduciary duties to the MFS Funds investors by knowingly and/or recklessly allowing the improper conduct alleged herein to occur and harm MFS Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a),

Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant MFS Company was an active participant in the wrongful conduct alleged herein and is headquartered within this District, at 500 Boylston Street, Boston, Massachusetts 02116.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Eric Forsythe ("Plaintiff") purchased during the Class Period and continues to own shares or units of the Massachusetts Investors Trust and has been damaged by the conduct alleged herein.

12. Defendant Sun Life Financial Inc. ("Sun Life") is a financial services company and the ultimate parent of defendants bearing the MFS name. MFS Company is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly-owned subsidiary of Sun Life. Sun Life maintains its U.S. office at One Sun Life Executive Park SC 2132, Wellesley Hills, Massachusetts 02481.

13. Defendant MFS Company is a subsidiary of Sun Life and offers investment products and money management services. MFS Company is registered as an investment adviser under the Investment Advisers Act and managed and advised the MFS Funds during the Class Period. MFS Company has ultimate responsibility for overseeing the day-to-day management of the MFS Funds. MFS Company, which conducts its advisory business under the name MFS Investment Management, is headquartered at 500 Boylston Street, Boston, Massachusetts 02116. ("MFS Company" and "MFS Investment Management" are referred to interchangeably herein). Investment management fees payable to MFS Company are calculated as a percentage of the funds' average daily net asset value.

14. During the Class Period, defendant Jeffrey L. Shames ("Shames") was a Chairman and Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Shames served as Chairman of MFS Company during the Class Period. Shames' business address is 500 Boylston Street, Boston, Massachusetts 02116.

15. During the Class Period, defendant John W. Ballen ("Ballen") was the President and Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Ballen served as Chief Executive Officer and Director of MFS Company during the Class Period. Ballen's business address is 500 Boylston Street, Boston, Massachusetts 02116.

16. During the Class Period, defendant Kevin J. Parke ("Parke") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Parke served as President, Chief Investment Officer and Director of the MFS Company during the Class Period. Parke's business address is 500 Boylston Street, Boston, Massachusetts 02116.

17. During the Class Period, defendant Lawrence H. Cohn, M.D. ("Cohn") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Cohn received compensation of $148,006 for the calendar year ended 2002. Cohn's business address is Brigham and Women's Hospital, PBB J-101, 75 Francis Street, Boston, Massachusetts 02115.

18. During the Class Period, defendant William R. Gutow ("Gutow") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Gutow received compensation of $148,006 for the calendar year ended 2002. Gutow's business address is 500 Boylston Street, Boston, Massachusetts 02116.

19. During the Class Period, defendant J. Atwood Ives ("Ives") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Ives received compensation of $164,031 for the calendar year ended 2002. Ives' business address is 500 Boylston Street, Boston, Massachusetts 02116.

20. During the Class Period, defendant Abby M. O'Neill ("O'Neill") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For her service as a Trustee overseeing the MFS fund complex, O'Neill received compensation of $146,450 for the calendar year ended 2002. O'Neill's business address is 500 Boylston Street, Boston, Massachusetts 02116.

21. During the Class Period, defendant Lawrence T. Perera ("Perera") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Perera received compensation of

$151,574 for the calendar year ended 2002. Perera's business address is 60 State Street, Boston, Massachusetts 02109.

22. During the Class Period, defendant William J. Poorvu ("Poorvu") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Poorvu received compensation of $161,463 for the calendar year ended 2002. Poorvu's business address is Harvard Business School, MBA Admissions, Dillon House, Soldiers Field Road, Boston, Massachusetts 02163.

23. During the Class Period, defendant J. Dale Sherratt ("Sherratt") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Sherratt received compensation of $149,006 for the calendar year ended 2002. Sherratt's business address is 500 Boylston Street, Boston, Massachusetts 02116.

24. During the Class Period, defendant Elaine R. Smith ("Elaine Smith") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For her service as a Trustee overseeing the MFS fund complex, Elaine Smith received compensation of $152,574 for the calendar year ended 2002. Elaine Smith's business address is 500 Boylston Street, Boston, Massachusetts 02116.

25. During the Class Period, defendant Ward Smith ("Ward Smith") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Ward Smith received compensation of $165,334 for the calendar year ended 2002. Ward Smith's business address is 500 Boylston Street, Boston, Massachusetts 02116.

26. Defendants John Does 1-100 were Trustees charged with overseeing the MFS fund complex during the Class Period, and any other wrongdoers later discovered, whose

identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

27. Defendants Shames, Ballen, Parke, Cohn, Gutow, Ives, O'Neill, Perera, Poorvu, Sherratt, Elaine Smith, Ward Smith, and John Does 1-100 are referred to collectively herein as the "Trustee Defendants."

28. Nominal defendants the MFS Funds are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of trustees charged with representing the interests of the shareholders in one or a series of the funds. The MFS Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

29. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the MFS Funds between March 24, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the MFS Funds and MFS Company and may be

notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

31. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

32. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

33. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether MFS Company breached its common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the MFS Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

34. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and

burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties To MFS Funds Investors

35. MFS Funds public filings state that the MFS Funds have boards of trustees that are responsible for the management and supervision of each fund. In this regard, the most recent Statement of Additional Information for various classes of the Massachusetts Investors Trust (the "Statement of Additional Information"), which is available to the investor upon request, is typical of the Statements of Additional Information available for other MFS Funds. It states that, "[t]he Board of Trustees which oversees the Fund provides broad supervision over the affairs of the Fund. The Adviser is responsible for the investment management of the Fund's assets, and the officers of the Trust are responsible for its operations."

36. Moreover, the Statement of Additional Information states, with respect to the duties of the trustees vis-à-vis the funds' investment adviser, as follows:

> Investment Advisory Agreement – The Adviser manages the Fund pursuant to an Investment Advisory Agreement (the "Advisory Agreement") for all of the Funds in the Trust. Under the Advisory Agreement, the Adviser provides the Fund with overall investment advisory services. ***Subject to such policies as the Trustees may determine, the Adviser makes investment decisions for the Fund.*** For these services and facilities, the Adviser receives an annual investment advisory fee, computed and paid monthly [...]
>
> * * *
>
> The Advisory Agreement has an initial two-year term and continues in effect thereafter only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's shares [...] and, in either case, by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party.

[Emphasis added.] The trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between MFS Company and the MFS Funds.

37. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment adviser is approved:

> In connection with their deliberations with regard to approval of the Fund's current investment advisory agreement with MFS [Company], the Trustees considered such information and factors as they believe, in the light of the legal advice furnished to them and their own business judgment, to be relevant to the interests of the shareholders of the Fund. Such factors include the nature, quality and extent of the services furnished by MFS to the Fund; the investment record of the Fund; ***comparative data as to investment performance, advisory fees and expense ratios***; ***possible economies of scale***; the necessity of MFS maintaining its ability to continue to retain and attract capable personnel to serve the Fund; the risks assumed by MFS; possible benefits to MFS from serving as adviser of the Fund and from providing certain administrative services to the Fund and from affiliates of MFS serving as principal underwriter and shareholder servicing agent of the Fund; current and developing conditions in the financial services industry, including the entry into the industry of large and well-capitalized companies which are spending and appear to be prepared to continue to spend substantial sums to engage personnel and to provide services to competing investment companies; the existence of appropriate incentives to assure that MFS will continue to furnish high quality services to the Fund; and various other factors.
>
> * * *
>
> Based upon their review, the Trustees determined that the investment advisory agreement was reasonable, fair and in the best interests of the Fund and its shareholders. The Trustees also concluded that the fees provided in the investment advisory agreement were fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

[Emphasis added.]

38. The Investment Company Institute ("ICI"), of which MFS Investment Management is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

39. In truth and in fact, the MFS Funds boards of trustees, *i.e.* the Trustee Defendants were captive to and controlled by MFS Company, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the MFS Funds, approve all significant agreements and otherwise take reasonable steps to prevent MFS Company from skimming MFS Funds assets. In many cases, key MFS Funds trustees were employees or former employees of MFS Company and were beholden for their positions, not to MFS Funds investors, but, rather, to MFS Company, whom they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of MFS Company and formed supposedly independent

---

1 The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors,* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

40. To ensure that the trustees toed the line, MFS Company often recruited key fund trustees from its own ranks. For example, during the Class Period, defendants Shames, Ballen and Parke were Trustees charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, during the Class Period, Shames served as Chairman of MFS Company, Ballen served as Chief Executive Officer and Director of MFS Company and Parke served as President, Chief Investment Officer and Director of MFS Company.

41. In exchange for creating and managing the MFS Funds, including the Massachusetts Investors Trust, MFS Company charged the MFS Funds a variety of fees, each of which was calculated as a percentage of the funds' average daily net asset value. Hence, the more money invested in the funds, the greater the fees paid to MFS Company. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and their failure to properly manage the investment adviser, millions of dollars in MFS Funds assets were transferred through fees payable from MFS Funds assets to MFS Company that were of no benefit to fund investors.

42. As a result of these practices, the mutual fund industry was enormously profitable *for MFS Company.* In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass,***

the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.

* * *

The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%.... Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

43. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which MFS Company was using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

MFS Company Used Rule 12b-1
<u>Marketing Fees For Improper Purposes</u>

44. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and

evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders."*** [Emphasis added.]

45. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and MFS Company collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46. However, the purported Rule 12b-1 fees charged to MFS Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the 12b-1 plans would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to MFS Funds investors. Rather, MFS Funds management and other fees steadily increased throughout the Class Period. This was a red flag that the Trustee Defendants knowingly or recklessly disregarded. In truth, the MFS Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the MFS Funds Rule

12b-1 plans, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 plans, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plans, even though such payments not only harmed existing MFS Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective MFS Funds investors.

47. Many of the MFS Funds charging Rule 12b-1 fees charged investors the maximum fees permissible pursuant to the MFS Funds Rule 12b-1 plans. There was no reasonable likelihood that the Rule 12b-1 fees would benefit the funds or their shareholders because the increased fees charged to shareholders created diminished marginal returns. Therefore, the Rule 12b-1 plans authorizing such fees should have been terminated.

48. As set forth below, in violation of Rule 12b-1 and Section 28(c) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers in the form of excessive commissions that were not disclosed or authorized by the MFS Funds Rule 12b-1 plans.

MFS Company Charged Its Overhead To
MFS Funds Investors And Secretly Paid Excessive
<u>Commissions To Brokers To Steer Clients To MFS Funds</u>

49. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of

the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

50. MFS Company went far beyond what is permitted by the Section 28(e) safe harbor. MFS Company used Soft Dollars to pay overhead costs, thus charging MFS Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by MFS Company. MFS Company also paid excessive commissions to broker dealers on top of any supposedly justifiable Soft Dollars to steer their clients to MFS Funds and directed brokerage business to firms that favored MFS Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push MFS Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to MFS Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, MFS Company also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

51. The excessive commissions did not fund any services that benefited the MFS Funds shareholders. This practice materially harmed Plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

52. Additionally, on information and belief, the MFS Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

53. On November 17, 2003, these abusive and improper practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The MFS Funds were identified the next day as one of the mutual fund families that Morgan Stanley brokers were improperly paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> *Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.* To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch

managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.

Id. [Emphasis added.]

54. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of 'shelf space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million.
>
> * * *
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *

> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

55. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . MFS Investment Management.***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

[Emphasis added.]

56. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to

brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.
>
> * * *
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

57. On March 16, 2004, in the story "MFS Ends 'Soft Dollar' Payments on Concerns Over Ethics," *The Wall Street Journal* announced that MFS Company was ending its practice of paying brokers Soft Dollars. In the story, MFS Company recognizes that shareholders paying for research services in Soft Dollars wrongfully obscures the true value of the benefits received by the funds and their shareholders. The article stated in pertinent part as follows:

> ***Aiming to show its seriousness about mutual-fund ethics, Massachusetts Financial Services Co. has stopped paying brokers in "soft dollars" – which essentially are inflated stock-trading commissions – for research and other services.***

* * *

> ***MFS, for its part, has a new nonexecutive chairman, Robert Pozen, who sees the soft-dollar funnel as a lucrative one for brokers, but one that hides the true cost of such services to shareholders. "It's all camouflaged," said Mr. Pozen, a former associate general counsel of the SEC. Now, he added, "If we want something, if we think it's valuable, we will pay cash."***
>
> ***Mutual funds and other institutional investors paid about $12.7 billion in commissions in 2002, about half of which was compensation for research and other forms of soft-dollar services***, according to the latest numbers from research firm Greenwich Associates.
>
> MFS and other big fund firms now pay about five cents per share for stock trades in "bundled" soft-dollar arrangements that include research and payment for executing trades. The stripped-down, no-research rate at an electronic-trading service might be as low as two cents a share. ***One reason fund companies bundle research into commissions is that commission payments are subtracted directly from shareholder's accounts, rather than being taken out of the management fees paid to the fund companies.***
>
> MFS, a unit of Sun Life Financial Inc., estimates that it will now have to shell out an additional $10 million to $15 million a year out of its own pockets because of its new policy, reducing its mutual-fund advisory fees by 2% annually.

[Emphasis added.] The March 16 *Wall Street Journal* article also added that MFS had stopped paying brokerage commissions to encourage brokers to push MFS funds, noting that the SEC is currently investigating such arrangements.

<u>The Prospectuses Were Materially False And Misleading</u>

58. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the MFS Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

59. The Statement of Additional Information, referred to in certain of the MFS Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars and directed brokerage:

> As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Adviser may cause the Fund to pay a broker or dealer which provides brokerage and research services to the adviser an amount of commission for effecting a securities transaction for the Fund in excess of the amount other brokers or dealers would have charged for the transaction ***if the Adviser determines in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker or dealer viewed in terms or either a particular transaction or the Adviser's overall responsibilities to the Fund and its other clients.***
>
> * * *
>
> Consistent with the Advisory Agreement and applicable rules and regulations, ***the Adviser may consider sales of shares of the Fund and of other funds or accounts of the Adviser as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.***

[Emphasis added.]

60. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged Plaintiff and other members of the Class:

(a) that MFS Company authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that MFS Company directed brokerage payments to firms that favored MFS Funds, which was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 plans;

(c) that the MFS Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to MFS Funds, MFS Company was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the MFS Funds to new investors were not passed on to MFS Funds investors;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from MFS Funds assets, to pay for overhead expenses the cost of which should have been borne by MFS Company and not MFS Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise MFS Company and that, as a consequence, MFS Company was able to systematically skim millions and millions of dollars from the MFS Funds.

COUNT I

Against MFS Company For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

62. This Count is asserted against MFS Company in its role as investment adviser to the MFS Funds.

63. MFS Company made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. MFS Company failed to disclose the following:

(a) that MFS Company authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of its fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that MFS Company directed brokerage payments to firms that favored MFS Funds, which was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 plans;

(c) that the MFS Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to MFS Funds, MFS Company was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the MFS Funds to new investors were not passed on to MFS Funds investors;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from MFS Funds assets, to pay for overhead expenses the cost of which should have been borne by MFS Company and not MFS Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise MFS Company and that, as a consequence, MFS Company was able to systematically skim millions and millions of dollars from the MFS Funds.

64. By reason of the conduct described above, MFS Company violated Section 34(b) of the Investment Company Act.

65. As a direct, proximate and foreseeable result of MFS Company's violation of Section 34(b) of the Investment Company Act, MFS Funds investors have incurred damages.

66. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the MFS Funds themselves.

67. MFS Company, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against MFS Company Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The MFS Funds

68. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

69. This Count is brought by the Class (as MFS Funds securities holders) on behalf of the MFS Funds against MFS Company for breach of its fiduciary duties as defined by Section 36(b) of the Investment Company Act.

70. MFS Company had a fiduciary duty to the MFS Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to MFS Company.

71. MFS Company violated Section 36(b) by improperly charging investors in the MFS Funds purported Rule 12b-1 marketing fees, and by drawing on MFS Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

72. By reason of the conduct described above, MFS Company violated Section 36(b) of the Investment Company Act.

73. As a direct, proximate and foreseeable result of MFS Company's breach of the fiduciary duty of loyalty in its role as investment adviser to MFS Funds investors, the MFS Funds and the Class have incurred millions of dollars in damages.

74. Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the MFS Funds by MFS Company.

COUNT III

Against Sun Life (As A Control Person Of MFS Company) And The Trustee Defendants (As Control Persons Of MFS Company) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The MFS Funds

75. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

76. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Sun Life as a control person of MFS Company and the Trustee Defendants as control persons of MFS Company, who caused MFS Company to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Sun Life and the Trustee Defendants.

77. MFS Company is liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the MFS Funds as set forth herein.

78. Sun Life and the Trustee Defendants were "control persons" of MFS Company and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over MFS Company, Sun Life and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause MFS Company to engage in the wrongful conduct complained of herein.

79. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Sun Life and the Trustee Defendants are liable to Plaintiff to the same extent as are MFS Company for its primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

80. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Sun Life and the Trustee Defendants.

COUNT IV

Against MFS Company Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The MFS Funds

81. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

82. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

83. MFS Company served as "investment adviser" to the MFS Funds and other members of the Class pursuant to the Investment Advisers Act.

84. As a fiduciary pursuant to the Investment Advisers Act, MFS Company was required to serve the MFS Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

85. During the Class Period, MFS Company breached its fiduciary duties to the MFS Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the MFS Funds. As detailed above, MFS Company skimmed money from the MFS Funds by charging and collecting fees from the MFS Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich MFS Company, among other defendants, at the expense of the MFS Funds. MFS Company breached its fiduciary duties owed to the MFS Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the MFS Funds.

86. MFS Company is a liable as a direct participant in the wrongs complained of herein. MFS Company, because of its position of authority and control over the MFS Funds was able to and did control the fees charged to and collected from the MFS Funds and otherwise control the operations of the MFS Funds.

87. MFS Company had a duty to (1) disseminate accurate and truthful information with respect to the MFS Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the MFS Funds. MFS Company participated in the wrongdoing complained of herein in order to prevent the MFS Funds from knowing of MFS Company's breaches of fiduciary duties including: (1) the charging of the MFS Funds and MFS Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the MFS Funds for excessive and improper commission payments to brokers.

88. As a result of MFS Company's multiple breaches of its fiduciary duties owed to the MFS Funds, the MFS Funds were damaged.

89. The MFS Funds are entitled to rescind their investment advisory contracts with MFS Company and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against MFS Company On Behalf Of The Class

90. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

91. As adviser to the MFS Funds, MFS Company was a fiduciary to the Plaintiff and other members of the Class and was required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

92. As set forth above, MFS Company breached its fiduciary duties to Plaintiff and the Class.

93. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of MFS Company and have suffered substantial damages.

94. Because MFS Company acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, MFS Company is liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Trustee Defendants On Behalf Of The Class

95. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

96. As MFS Funds trustees, the Trustee Defendants had a fiduciary duty to the MFS Funds and MFS Funds investors to supervise and monitor MFS Company.

97. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent MFS Company from (1) charging the MFS Funds and MFS Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the MFS Funds for excessive and improper commission payments to brokers.

98. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of MFS Company and have suffered substantial damages.

99. Because MFS Company acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, MFS Company is liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against MFS Company On Behalf Of The Class

100. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

101. At all times herein, the broker dealers that sold MFS Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

102. MFS Company knew or should have known that the broker dealers had these fiduciary duties.

103. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing MFS Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

104. MFS Company possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

105. MFS Company's actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the class. By actively participating in the brokerages' breaches of fiduciary duties, MFS Company is liable therefor.

106. As a direct, proximate and foreseeable result of MFS Company's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

107. Because MFS Company acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, MFS Company is liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the MFS Funds rescission of their contracts with MFS Company, including recovery of all fees which would otherwise apply, and recovery of all fees paid to MFS Company;

E. Ordering an accounting of all MFS Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: March 25, 2004

MOULTON & GANS, P.C.

By: [signature]
Nancy Freeman Gans (BBO #184540)
33 Broad Street, Suite 1100
Boston, Massachusetts 02109-4216
(617) 369-7979

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Peter E. Seidman
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

Counsel for Plaintiff and the Class

EXHIBIT A

The MFS Funds

MFS Capital Opportunities Fund
MFS Core Growth Fund
MFS Emerging Growth Fund
MFS Growth Opportunities Fund
MFS Large Cap Growth Fund
MFS Managed Sectors Fund
MFS Mid Cap Growth Fund
MFS New Discovery Fund
MFS New Endeavor Fund
MFS Research Fund
MFS Strategic Growth Fund
MFS Technology Fund
Massachusetts Investors Growth Stock
MFS Mid Cap Value Fund
MFS Research Growth And Income Fund
MFS Strategic Value Fund
MFS Total Return Fund
MFS Union Standard Equity Fund
MFS Utilities Fund
MFS Value Fund
Massachusetts Investors Trust
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund
MFS Growth Allocation Fund
MFS Moderate Allocation Fund
MFS Bond Fund
MFS Emerging Markets Debt Fund
MFS Government Limited Maturity Fund
MFS Government Mortgage Fund
MFS Government Securities Fund
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Intermediate Investment Grade Bond Fund
MFS Limited Maturity Fund
MFS Research Bond Fund
MFS Strategic Income Fund
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund

MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS Municipal Bond Fund
MFS Municipal Limited Maturity Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Emerging Markets Equity Fund
MFS Global Equity Fund
MFS Global Growth Fund
MFS Global Total Return Fund
MFS International Growth Fund
MFS International New Discovery Fund
MFS International Value Fund
MFS Research International Fund
MFS Cash Reserve Fund
MFS Government Money Market Fund
MFS Money Market Fund

END